Exhibit 99.6

Free translation from original Dutch filed version for information purposes only	F-cap 1

ANNUAL ACCOUNTS AND OTHER DOCUMENTS TO BE FILED IN

ACCORDANCE WITH THE BELGIAN COMPANIES AND

ASSOCIATIONS CODE

IDENTIFICATION DETAILS (at the filing date)

NAME: Galapagos

Legal form [1] : Public limited company

Address: Generaal De Wittelaan

Postal code: 2800	Town: Mechelen		N°. L11 , box A3

Country: Belgium

Register of legal persons—commercial court: Antwerp, division Mechelen

Website [2]:

E-mail address [2] :

		Company registration number	0466.460.429

DATE 29-09-2022 of filing the most recent document mentioning the date of publication of the deed of incorporation and of the deed of amendment of the articles of association.

This filing concerns 3:

☒ the ANNUAL accounts in EURO (2 decimals)4 approved by the general meeting of 25-04-2023

☒ the OTHER DOCUMENTS

regarding

the financial year covering the period from 01-01-2022 to 31-12-2022 the preceding period of the annual accounts from 01-01-2021 to 31-12-2021

The amounts for the preceding period are / ~~are not~~ 5 identical to the ones previously published.

Total number of pages filed: 57 Numbers of the sections of the standard model form not filed because they serve no useful purpose: 6.1, 6.2.1, 6.2.4, 6.17, 7, 8, 9, 11, 12, 13, 14, 15

Signature (name and position) Stoffels IMC BV, represented by Dr. Paul Stoffels Director	Signature (name and position) Jérôme Contamine Director

1	Where appropriate, “in liquidation” is stated after the legal form.
2	Optional mention.
3	Tick the appropriate box(es).
4	If necessary, change to currency in which the amounts are expressed.
5	Strike out what does not apply.

1/57

N°.	0466.460.429	F-cap 2.1

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS AND

DECLARATION REGARDING A COMPLIMENTARY REVIEW OR

CORRECTION ASSIGNMENT

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS

COMPLETE LIST with surname, first names, profession, place of residence (address, number, postal code and town) and position within the company

Stoffels IMC BV         0780.918.294

Generaal De Wittelaan L11, box A3, 2800 Mechelen, Belgium

Mandate: Director, start: 26-04-2022, end: 28-04-2026

Represented by:

1 Stoffels Paul

Parekh Raj
Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 28-04-2021, end: 29-04-2025

Kerr Mary
Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 28-04-2020, end: 23-04-2024

Rowe Howard
Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 24-04-2018, end: 26-04-2022

Bosley Katrine
Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 28-04-2021, end: 26-04-2022

Guenter Peter
Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 30-04-2019, end: 25-04-2023

O’Day Daniel

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 22-10-2019, end: 25-04-2023

Higgins Linda

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 22-10-2019, end: 25-04-2023

Svanberg Elisabeth

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 28-04-2020, end: 23-04-2024

Baker Dan

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 26-04-2022, end: 28-04-2026

2/57

Nr.	0466.460.429	F-cap 2.1

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS (continued from previous page)

Contamine Jérôme

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Mandate: Director, start: 26-04-2022, end: 28-04-2026

Deloitte Bedrijfsrevisoren BV         0429.053.863

Gateway Building—Luchthaven Nationaal 1, box J, 1930 Zaventem, Belgium

Membership number: B00025

Mandate: Auditor, start: 28-04-2020, end: 25-04-2023

Represented by:

1	Houthaeve Nico

Gateway Building - Luchthaven Nationaal 1 , box J 1930 Zaventem Belgium

Bedrijfsrevisor, Membership number : A02260

3/57

N°.	0466.460.429	F-cap 2.2

DECLARATION REGARDING A COMPLIMENTARY REVIEW OR CORRECTION ASSIGNMENT

The managing board declares that not a single audit or correction assignment has been given to a person not authorized to do so by law, pursuant to articles 34 and 37 of the law of 22 April 1999 concerning accounting and tax professions.

The annual accounts were / were not * audited or corrected by an external accountant or by a company auditor who is not the statutory auditor.

If affirmative, should be mentioned hereafter: surname, first names, profession and address of each external accountant or company auditor and their membership number at their Institute, as well as the nature of their assignment:

A.	Bookkeeping of the company **,
B.	Preparing the annual accounts **,
C.	Auditing the annual accounts and/or
D.	Correcting the annual accounts.

If the tasks mentioned under A or B are executed by certified accountants or certified bookkeepers - tax experts, the following information can be mentioned hereafter: surname, first names, profession and address of each certified accountant or certified bookkeeper-tax expert and their membership number at the Institute of Accounting professionals and Tax Experts, as well as the nature of their assignment.

Surname, first names, profession and address	Membership number	Nature of the assignment (A, B, C and/or D)

*	Strike out what does not apply.
**	Optional mention.

4/57

N°.	0466.460.429	F-cap 3.1

ANNUAL ACCOUNTS

BALANCE SHEET AFTER APPROPRIATION

	Notes	Codes	Period	Preceding period
ASSETS
FORMATION EXPENSES	6.1	20

FIXED ASSETS		21/28	287.678.343,32	107.304.404,99

Intangible fixed assets	6.2	21	18.165.368,92	48.289.584,03
Tangible fixed assets	6.3	22/27	17.595.160,96	15.697.365,57
Land and buildings		22	1.795.863,63	2.642.251,91
Plant, machinery and equipment		23	13.524.236,50	9.528.856,07
Furniture and vehicles		24	1.761.885,33	2.056.360,20
Leasing and other similar rights		25	0,00	0,00
Other tangible fixed assets		26	0,00	0,00
Assets under construction and advance payments		27	513.175,50	1.469.897,39
Financial fixed assets	6.4 / 6.5.1	28	251.917.813,44	43.317.455,39
Affiliated Companies	6.15	280/1	247.851.398,60	41.892.808,95
Participating interests		280	154.642.557,95	41.892.808,95
Amounts receivable		281	93.208.840,65
Other companies linked by participating interests	6.15	282/3	1,00	1,00
Participating interests		282	1,00	1,00
Amounts receivable		283
Other financial fixed assets		284/8	4.066.413,84	1.424.645,44
Shares		284
Amounts receivable and cash guarantees		285/8	4.066.413,84	1.424.645,44

5/57

N°.	0466.460.429	F-cap 3.1

	Notes	Codes	Period	Preceding period
CURRENT ASSETS		29/58	4.406.769.755,85	5.013.128.331,17

Amounts receivable after more than one year		29	87.847.046,48	92.500.048,60
Trade debtors		290	0,00	0,00
Other amounts receivable		291	87.847.046,48	92.500.048,60
Stocks and contracts in progress		3	52.665.394,63	20.360.570,40
Stocks		30/36	52.665.394,63	20.360.570,40
Raw materials and consumables		30/31	39.071.495,63	14.350.538,85
Work in progress		32	5.790.624,30	1.376.208,24
Finished goods		33
Goods purchased for resale		34	7.803.274,70	4.633.823,31
Immovable property intended for sale		35
Advance payments		36
Contracts in progress		37
Amounts receivable within one year		40/41	154.703.979,26	209.445.490,09
Trade debtors		40	72.294.845,49	92.851.469,32
Other amounts receivable		41	82.409.133,77	116.594.020,77
Current investents	6.5.1 / 6.6	50/53	3.635.944.614,15	3.477.317.279,55
Own shares		50
Other investments		51/53	3.635.944.614,15	3.477.317.279,55
Cash at bank and in hand		54/58	455.142.600,34	1.203.980.494,83
Accruals and deferred income	6.6	490/1	20.466.120,99	9.524.447,70

TOTAL ASSETS		20/58	4.694.448.099,17	5.120.432.736,16

6/57

N°.	0466.460.429	F-cap 3.2

	Notes	Codes	Period	Preceding period
EQUITY AND LIABILITIES
EQUITY		10/15	2.508.639.933,58	2.639.924.301,22

Contributions	6.7.1	10/11	3.015.856.524,50	3.009.161.167,90
Capital		10	356.111.899,01	354.582.005,11
Issued capital		100	356.111.899,01	354.582.005,11
Uncalled capital[6]		101
Beyond capital		11	2.659.744.625,49	2.654.579.162,79
Share premium account		1100/10	2.659.744.625,49	2.654.579.162,79
Other		1109/19
Revaluation surpluses		12
Reserves		13
Reserves not available		130/1
Legal reserve		130
Reserves not available statutorily		1311
Purchase of own shares		1312
Financial support		1313
Other		1319
Untaxed reserves		132
Available reserves		133
Accumulated profits (losses)	(+)/(-)	14	-507.216.590,92	-369.236.866,68
Capital subsidies		15
Advance to shareholders on the distribution of net assets [7]		19
PROVISIONS AND DEFERRED TAXES		16	9.751.646,72	8.885.432,84

Provisions for liabilities and charges		160/5	9.751.646,72	8.885.432,84
Pensions and similar obligations		160
Taxes		161
Major repairs and maintenance		162
Environmental obligations		163
Other liabilities and charges	6.8	164/5	9.751.646,72	8.885.432,84
Deferred taxes		168

[6]	Amount to be deducted from the issued capital.
[7]	Amount to be deducted from the other components of equity.

7/57

N°.	0466.460.429	F-cap 3.2

	Notes	Codes	Period	Preceding period
AMOUNTS PAYABLE		17/49	2.176.056.518,87	2.471.623.002,10

Amounts payable after more than one year	6.9	17		1.500.000,00
Financial debts		170/4
Subordinated loans		170
Unsubordinated debentures		171
Leasing and other similar obligations		172
Credit institutions		173
Other loans		174
Trade debts		175
Suppliers		1750
Bills of exchange payable		1751
Advance payments on contracts in progress		176
Other amounts payable		178/9		1.500.000,00
Amounts payable within one year	6.9	42/48	300.241.235,39	240.616.552,18
Current portion of amounts payable after more than one year falling due within one year		42
Financial debts		43		652.248,54
Credit institutions		430/8
Other loans		439		652.248,54
Trade debts		44	67.168.085,94	149.436.470,22
Suppliers		440/4	67.168.085,94	149.436.470,22
Bills of exchange payable		441
Advance payments on contracts in progress		46
Taxes, remuneration and social security	6.9	45	25.642.149,30	16.705.137,72
Taxes		450/3	2.045.671,99	1.634.221,76
Remuneration and social security		454/9	23.596.477,31	15.070.915,96
Other amounts payable		47/48	207.431.000,15	73.822.695,70
Accruals and deferred income	6.9	492/3	1.875.815.283,48	2.229.506.449,92

TOTAL LIABILITIES		10/49	4.694.448.099,17	5.120.432.736,16

[6]	Amount to be deducted from the issued capital.
[7]	Amount to be deducted from the other components of equity.

8/57

N°.	0466.460.429	F-cap 4

PROFIT AND LOSS ACCOUNT

			Notes	Codes	Period	Preceding period
Operating income				70/76A	785.283.036,65	916.045.607,30
Turnover			6.10	70	418.495.174,45	503.389.557,93
Stocks of finished goods and work and contracts in progress: increase (decrease)	(+	)/(-)		71	4.414.416,06	1.376.208,24
Produced fixed assets				72	349.507.630,25	392.744.362,35
Other operating income			6.10	74	12.846.815,89	18.535.478,78
Non-recurring operating income			6.12	76A	19.000,00
Operating charges				60/66A	1.016.944.469,75	1.107.719.288,17
Goods for resale, raw materials and consumables				60	19.860.033,19	13.057.606,20
Purchases				600/8	47.750.441,36	31.687.042,95
Stocks: decrease (increase)	(+	)/(-)		609	-27.890.408,17	18.629.436,75
Services and other goods				61	420.835.394,77	500.011.877,25
Remuneration, social security and pensions	(+	)/(-)	6.10	62	77.772.120,25	70.359.917,83
Amortisations of and other amounts written down on formation expenses, intangible and tangible fixed assets				630	357.368.023,96	401.835.300,64
Amounts written down on stocks, contracts in progress and trade debtors: additions (write-backs) (+)/(-)			6.10	631/4	1.239.142,18	7.918,89
Provisions for liabilities and charges: appropriations (uses and write-backs) (+)/(-)			6.10	635/8	866.213,88	-2.325.058,70
Other operating charges			6.10	640/8	102.149.120,04	120.703.732,63
Operating charges reported as assets under restructuring costs	(-)			649
Non-recurring operating charges			6.12	66A	36.854.421,48	4.067.993,43
Operating profit (loss)	(+	)/(-)		9901	-231.661.433,10	-191.673.680,87

9/57

N°.	0466.460.429	F-cap 4

	Notes	Codes	Period	Preceding period
Financial income		75/76B	135.553.985,24	119.235.560,98
Recurring financial income		75	135.553.985,24	85.764.548,98
Income from financial fixed assets		750	10.500.604,22	582,94
Income from current assets		751	22.459.253,19	3.047.683,63
Other financial income	6.11	752/9	102.594.127,83	82.716.282,41
Non-recurring financial income	6.12	76B	0,00	33.471.012,00
Financial charges	6.11	65/66B	60.963.867,63	40.455.192,40
Recurring financial charges		65	60.963.867,63	28.125.050,74
Debt charges		650	11.085.226,07	14.508.804,19
Amounts written down on current assets other than stocks, contracts in progress and trade debtors: additions (write-backs)	(+)/(-)	651	0,00	6.403.525,27
Other financial charges		652/9	49.878.641,56	7.212.721,28
Non-recurring financial charges	6.12	66B	0,00	12.330.141,66
Profit (Loss) for the period before taxes	(+)/(-)	9903	-157.071.315,49	-112.893.312,29
Transfer from deferred taxes		780
Transfer to deferred taxes		680
Income taxes on the result	(+)/(-) 6.13	67/77	-19.091.591,25	-20.155.885,92
Taxes		670/3	196.796,56	700.111,66
Adjustment of income taxes and write-back of tax provisions		77	19.288.387,81	20.855.997,58
Profit (Loss) of the period	(+)/(-)	9904	-137.979.724,24	-92.737.426,37
Transfer from untaxed reserves		789
Transfer to untaxed reserves		689
Profit (Loss) of the period available for appropriation	(+)/(-)	9905	-137.979.724,24	-92.737.426,37

10/57

N°.	0466.460.429	F-cap 5

APPROPRIATION ACCOUNT

		Codes	Period	Preceding period
Profit (Loss) to be appropriated	(+)/(-)	9906	-507.216.590,92	-369.236.866,68
Profit (Loss) of the period available for appropriation	(+)/(-)	(9905)	-137.979.724,24	-92.737.426,37
Profit (Loss) of the preceding period brought forward	(+)/(-)	14P	-369.236.866,68	-276.499.440,31
Transfers from equity		791/2
from contributions		791
from reserves		792
Appropriations to equity		691/2
to contributions		691
to legal reserve		6920
to other reserves		6921
Profit (loss) to be carried forward	(+)/(-)	(14)	-507.216.590,92	-369.236.866,68
Shareholders’ contribution in respect of losses		794
Profit to be distributed		694/7
Compensation for contributions		694
Directors or managers		695
Employees		696
Other beneficiaries		697

11/57

N°.	0466.460.429	F-cap 6.2.2

			Codes	Period	Preceding period
RESEARCH COSTS MADE IN A PERIOD THAT STARTED BEFORE 1 JANUARY 2016
Acquisition value at the end of the period			8055P	xxxxxxxxxxxxxxx	392.970.251,41
Movements during the period
Acquisitions, including produced fixed assets			8025
Sales and disposals			8035
Transfers from one heading to another	(+	)/(-)	8045
Acquisition value at the end of the period			8055	392.970.251,41
Amortisations and amounts written down at the end of the period			8125P	xxxxxxxxxxxxxxx	392.970.251,41
Movements during the period
Recorded			8075
Written back			8085
Acquisitions from third parties			8095
Cancelled owing to sales and disposals			8105
Transferred from one heading to another	(+	)/(-)	8115
Amortisations and amounts written down at the end of the period			8125	392.970.251,41
NET BOOK VALUE AT THE END OF THE PERIOD			81312	0,00

				Codes	Period
RESEARCH COSTS MADE IN A PERIOD THAT STARTED AFTER 31 DECEMBER 2015
Acquisition value at the end of the period				8056	2.211.375.028,18
Amortisations and amounts written down at the end of the period				8126	2.211.375.028,18
NET BOOK VALUE AT THE END OF THE PERIOD				81313	0,00

12/57

N°.	0466.460.429	F-cap 6.2.3

			Codes	Period	Preceding period
CONCESSIONS, PATENTS LICENSES, KNOW-HOW, BRANDS AND SIMILAR RIGHTS
Acquisition value at the end of the period			8052P	xxxxxxxxxxxxxxx	930.540.095,44
Movements during the period
Acquisitions, including produced fixed assets			8022	359.619.814,09
Sales and disposals			8032	36.852.270,40
Transfers from one heading to another	(+	)/(-)	8042
Acquisition value at the end of the period			8052	1.253.307.639,13
Amortisations and amounts written down at the end of the period			8122P	xxxxxxxxxxxxxxx	882.250.511,41
Movements during the period
Recorded			8072	353.623.889,76
Written back			8082
Acquisitions from third parties			8092
Cancelled owing to sales and disposals			8102	732.130,96
Transfers from one heading to another	(+	)/(-)	8112
Amortisations and amounts written down at the end of the period			8122	1.235.142.270,21
NET BOOK VALUE AT THE END OF THE PERIOD			211	18.165.368,92

13/57

N°.	0466.460.429	F-cap 6.2.5

			Codes	Period	Preceding period
ADVANCE PAYMENTS
Acquisition value at the end of the period			8054P	xxxxxxxxxxxxxxx	0,00
Movements during the period
Acquisitions, including produced fixed assets			8024
Sales and disposals			8034
Transfers from one heading to another	(+	)/(-)	8044
Acquisition value at the end of the period			8054	0,00
Amortisations and amounts written down at the end of the period			8124P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8074
Written back			8084
Acquisitions from third parties			8094
Cancelled owing to sales and disposals			8104
Transferred from one heading to another	(+	)/(-)	8114
Amortisations and amounts written down at the end of the period			8124
NET BOOK VALUE AT THE END OF THE PERIOD			213	0,00

14/57

N°.	0466.460.429	F-cap 6.3.1

STATEMENT OF TANGIBLE FIXED ASSETS

			Codes	Period	Preceding period
LAND AND BUILDINGS
Acquisition value at the end of the period			8191P	xxxxxxxxxxxxxxx	5.408.825,29
Movements during the period
Acquisitions, including produced fixed assets			8161	459.256,62
Sales and disposals			8171	461.523,83
Transfers from one heading to another	(+	)/(-)	8181
Acquisition value at the end of the period			8191	5.406.558,08
Revaluation surpluses at the end of the period			8251P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8211
Acquisitions from third parties			8221
Cancelled			8231
Transferred from one heading to another	(+	)/(-)	8241
Revaluation surpluses at the end of the period			8251
Amortisations and amounts written down at the end of the period			8321P	xxxxxxxxxxxxxxx	2.766.573,38
Movements during the period
Recorded			8271	1.039.300,55
Written back			8281
Acquisitions from third parties			8291
Cancelled owing to sales and disposals			8301	195.179,48
Transferred from one heading to another	(+	)/(-)	8311
Amortisations and amounts written down at the end of the period			8321	3.610.694,45
NET BOOK VALUE AT THE END OF THE PERIOD			(22)	1.795.863,63

15/57

N°.	0466.460.429	F-cap 6.3.2

			Codes	Period	Preceding period
PLANT, MACHINERY AND EQUIPMENT
Acquisition value at the end of the period			8192P	xxxxxxxxxxxxxxx	20.999.579,68
Movements during the period
Acquisitions, including produced fixed assets			8162	6.031.645,04
Sales and disposals			8172	28.328,57
Transfers from one heading to another	(+	)/(-)	8182
Acquisition value at the end of the period			8192	27.002.896,15
Revaluation surpluses at the end of the period			8252P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8212
Acquisitions from third parties			8222
Cancelled			8232
Transferred from one heading to another	(+	)/(-)	8242
Revaluation surpluses at the end of the period			8252
Amortisations and amounts written down at the end of the period			8322P	xxxxxxxxxxxxxxx	11.470.723,61
Movements during the period
Recorded			8272	2.015.641,25
Written back			8282
Acquisitions from third parties			8292
Cancelled owing to sales and disposals			8302	7.705,21
Transferred from one heading to another	(+	)/(-)	8312
Amortisations and amounts written down at the end of the period			8322	13.478.659,65
NET BOOK VALUE AT THE END OF THE PERIOD			(23)	13.524.236,50

16/57

N°.	0466.460.429	F-cap 6.3.3

			Codes	Period	Preceding period
FURNITURE AND VEHICLES
Acquisition value at the end of the period			8193P	xxxxxxxxxxxxxxx	3.458.047,35
Movements during the period
Acquisitions, including produced fixed assets			8163	408.079,70
Sales and disposals			8173	408.681,81
Transfers from one heading to another	(+	)/(-)	8183
Acquisition value at the end of the period			8193	3.457.445,24
Revaluation surpluses at the end of the period			8253P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8213
Acquisitions from third parties			8223
Cancelled			8233
Transfers from one heading to another	(+	)/(-)	8243
Revaluation surpluses at the end of the period			8253
Amortisations and amounts written down at the end of the period			8323P	xxxxxxxxxxxxxxx	1.401.687,15
Movements during the period
Recorded			8273	689.192,40
Written back			8283
Acquisitions from third parties			8293
Cancelled owing to sales and disposals			8303	395.319,64
Transfers from one heading to another	(+	)/(-)	8313
Amortisations and amounts written down at the end of the period			8323	1.695.559,91
NET BOOK VALUE AT THE END OF THE PERIOD			(24)	1.761.885,33

17/57

N°.	0466.460.429	F-cap 6.3.4

			Codes	Period	Preceding period
LEASING AND OTHER SIMILAR RIGHTS
Acquisition value at the end of the period			8194P	xxxxxxxxxxxxxxx	251.108,19
Movements during the period
Acquisitions, including produced fixed assets			8164
Sales and disposals			8174	251.108,19
Transfers from one heading to another	(+	)/(-)	8184
Acquisition value at the end of the period			8194	0,00
Revaluation surpluses at the end of the period			8254P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8214
Acquisitions from third parties			8224
Cancelled			8234
Transfers from one heading to another	(+	)/(-)	8244
Revaluation surpluses at the end of the period			8254
Amortisations and amounts written down at the end of the period			8324P	xxxxxxxxxxxxxxx	251.108,19
Movements during the period
Recorded			8274
Written back			8284
Acquisitions from third parties			8294
Cancelled owing to sales and disposals			8304	251.108,19
Transferred from one heading to another	(+	)/(-)	8314
Amortisations and amounts written down at the end of the period			8324	0,00
NET BOOK VALUE AT THE END OF THE PERIOD			(25)	0,00

Of which
Land and buildings			250
Plant, machinery and equipment			251
Furniture and vehicles			252

18/57

N°.	0466.460.429	F-cap 6.3.5

			Codes	Period	Preceding period
OTHER TANGIBLE FIXED ASSETS
Acquisition value at the end of the period			8195P	xxxxxxxxxxxxxxx
Movements during the period
Acquisitions, including produced fixed assets			8165
Sales and disposals			8175
Transfers from one heading to another	(+	)/(-)	8185
Acquisition value at the end of the period			8195
Revaluation surpluses at the end of the period			8255P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8215
Acquisitions from third parties			8225
Cancelled			8235
Transferred from one heading to another	(+	)/(-)	8245
Revaluation surpluses at the end of the period			8255
Amortisations and amounts written down at the end of the period			8325P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8275
Written back			8285
Acquisitions from third parties			8295
Cancelled owing to sales and disposals			8305
Transferred from one heading to another	(+	)/(-)	8315
Amortisations and amounts written down at the end of the period			8325
NET BOOK VALUE AT THE END OF THE PERIOD			(26)	0,00

19/57

N°.	0466.460.429	F-cap 6.3.6

			Codes	Period	Preceding period
ASSETS UNDER CONSTRUCTION AND ADVANCE PAYMENTS
Acquisition value at the end of the period			8196P	xxxxxxxxxxxxxxx	1.469.897,39
Movements during the period
Acquisitions, including produced fixed assets			8166
Sales and disposals			8176	956.721,89
Transfers from one heading to another	(+	)/(-)	8186
Acquisition value at the end of the period			8196	513.175,50
Revaluation surpluses at the end of the period			8256P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8216
Acquisitions from third parties			8226
Cancelled			8236
Transferred from one heading to another	(+	)/(-)	8246
Revaluation surpluses at the end of the period			8256
Amortisations and amounts written down at the end of the period			8326P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8276
Written back			8286
Acquisitions from third parties			8296
Cancelled owing to sales and disposals			8306
Transferred from one heading to another	(+	)/(-)	8316
Amortisations and amounts written down at the end of the period			8326
NET BOOK VALUE AT THE END OF THE PERIOD			(27)	513.175,50

20/57

N°.	0466.460.429	F-cap 6.4.1

STATEMENT OF FINANCIAL FIXED ASSETS

		Codes	Period	Preceding period
AFFILIATED COMPANIES - PARTICIPATING INTERESTS AND SHARES
Acquisition value at the end of the period		8391P	xxxxxxxxxxxxxxx	55.951.485,95
Movements during the period
Acquisitions		8361	112.749.749,00
Sales and disposals		8371	0,00
Transfers from one heading to another	(+)/(-)	8381
Acquisition value at the end of the period		8391	168.701.234,95
Revaluation surpluses at the end of the period		8451P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8411
Acquisitions from third parties		8421
Cancelled		8431
Transferred from one heading to another	(+)/(-)	8441
Revaluation surpluses at the end of the period		8451
Amounts written down at the end of the period		8521P	xxxxxxxxxxxxxxx	14.058.677,00
Movements during the period
Recorded		8471
Written back		8481
Acquisitions from third parties		8491
Cancelled owing to sales and disposals		8501
Transferred from one heading to another	(+)/(-)	8511
Amounts written down at the end of the period		8521	14.058.677,00
Uncalled amounts at the end of the period		8551P	xxxxxxxxxxxxxxx
Movements during the period	(+)/(-)	8541
Uncalled amounts at the end of the period		8551
NET BOOK VALUE AT THE END OF THE PERIOD		(280)	154.642.557,95

AFFILIATED COMPANIES - AMOUNTS RECEIVABLE
NET BOOK VALUE AT THE END OF THE PERIOD		281P	xxxxxxxxxxxxxxx

Movements during the period
Appropriations		8581	93.208.840,65
Repayments		8591
Amounts written down		8601
Amounts written back		8611
Exchange differences	(+)/(-)	8621
Other movements	(+)/(-)	8631
NET BOOK VALUE AT THE END OF THE PERIOD		(281)	93.208.840,65

ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS
RECEIVABLE AT END OF THE PERIOD		8651

21/57

N°.	0466.460.429	F-cap 6.4.2

		Codes	Period	Preceding period
COMPANIES LINKED BY PARTICIPATING INTERESTS - PARTICIPATING INTERESTS AND SHARES
Acquisition value at the end of the period		8392P	xxxxxxxxxxxxxxx	1,00
Movements during the period
Acquisitions		8362
Sales and disposals		8372
Transfers from one heading to another	(+)/(-)	8382
Acquisition value at the end of the period		8392	1,00
Revaluation surpluses at the end of the period		8452P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8412
Acquisitions from third parties		8422
Cancelled		8432
Transferred from one heading to another	(+)/(-)	8442
Revaluation surpluses at the end of the period		8452
Amounts written down at the end of the period		8522P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8472
Written back		8482
Acquisitions from third parties		8492
Cancelled owing to sales and disposals		8502
Transferred from one heading to another	(+)/(-)	8512
Amounts written down at the end of the period		8522
Uncalled amounts at the end of the period		8552P	xxxxxxxxxxxxxxx
Movements during the period	(+)/(-)	8542
Uncalled amounts at the end of the period		8552
NET BOOK VALUE AT THE END OF THE PERIOD		(282)	1,00

COMPANIES LINKED BY PARTICIPATING INTERESTS - AMOUNTS RECEIVABLE
NET BOOK VALUE AT THE END OF THE PERIOD		283P	xxxxxxxxxxxxxxx

Movements during the period
Appropriations		8582
Repayments		8592
Amounts written down		8602
Amounts written back		8612
Exchange differences	(+)/(-)	8622
Other movements	(+)/(-)	8632
NET BOOK VALUE AT THE END OF THE PERIOD		(283)
ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS RECEIVABLE AT END OF THE PERIOD		8652

22/57

N°.	0466.460.429	F-cap 6.4.3

		Codes	Period	Preceding period
OTHER COMPANIES - PARTICIPATING INTERESTS AND SHARES
Acquisition value at the end of the period		8393P	xxxxxxxxxxxxxxx	2.670.464,66
Movements during the period
Acquisitions		8363
Sales and disposals		8373	2.670.464,66
Transfers from one heading to another	(+)/(-)	8383
Acquisition value at the end of the period		8393	0,00
Revaluation surpluses at the end of the period		8453P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8413
Acquisitions from third parties		8423
Cancelled		8433
Transferred from one heading to another	(+)/(-)	8443
Revaluation surpluses at the end of the period		8453
Amounts written down at the end of the period		8523P	xxxxxxxxxxxxxxx	2.670.464,66
Movements during the period
Recorded		8473
Written back		8483
Acquisitions from third parties		8493
Cancelled owing to sales and disposals		8503	2.670.464,66
Transferred from one heading to another	(+)/(-)	8513
Amounts written down at the end of the period		8523	0,00
Uncalled amounts at the end of the period		8553P	xxxxxxxxxxxxxxx
Movements during the period	(+)/(-)	8543
Uncalled amounts at the end of the period		8553
NET BOOK VALUE AT THE END OF THE PERIOD		(284)

OTHER COMPANIES - AMOUNTS RECEIVABLE
NET BOOK VALUE AT THE END OF THE PERIOD		285/8P	xxxxxxxxxxxxxxx	1.424.645,44

Movements during the period
Appropriations		8583	2.500.000,00
Repayments		8593
Amounts written down		8603
Amounts written back		8613
Exchange differences	(+)/(-)	8623
Other movements	(+)/(-)	8633	141.768,40
NET BOOK VALUE AT THE END OF THE PERIOD		(285/8)	4.066.413,84

ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS
RECEIVABLE AT END OF THE PERIOD		8653

23/57

N°.	0466.460.429	F-cap 6.5.1

PARTICIPATING INTERESTS INFORMATION

PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES

The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company.

NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER	Rights held				Data extracted from the most recent annual accounts
	Nature	Directly		Subs- idiaries	Annual accounts as per	Cur-	Equity	Net result

		Number	%	%		rency code	(+) or (-) (in units)
Galapagos BV Foreign company Zernikedreef 16 2333 CL Leiden Netherlands 807938397B01	Registered shares				31-12-2022	EUR	2.616.058	-9.677.425
Galapagos Biotech Limited Foreign company Salisbury House, Station CB1 2LA Cambridgeshire United Kingdom 203017668		200	100,00	0,00	31-12-2022	GBP	11.897.352	1.618
	Registered shares	84.700.014	100,00	0,00
Galapagos SASU Foreign company Avenue Gaston Roussel 102 93230 Romainville France 27440348480	Registered shares				31-12-2022	EUR	152.358.200	16.082.808
Galapagos GmbH Foreign company Aeschenvorstadt 71 4051 Basel Switzerland CHE388581566	Registered shares	51.199	100,00	0,00	31-12-2022	CHF	6.477.494	1.773.722
Galapagos Real Estate Belgium Private limited company Generaal De Wittelaan L11 , box A3 2800 Mechelen Belgium 0714.965.620	Registered shares	200	100,00	0,00	31-12-2022	EUR	190.478	-449.845
Galapagos Biopharma Belgium BV Private limited company Generaal De Wittelaan L11 , box A3 2800 Mechelen Belgium 0727.786.248		1.120	100,00	0,00	31-12-2022	EUR	704.100	210.444
	Registered shares	500.000	100,00	0,00

24/57

N°.	0466.460.429	F-cap 6.5.1

PARTICIPATING INTERESTS INFORMATION

PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES

The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company.

NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER	Rights held				Data extracted from the most recent annual accounts
	Nature	Directly		Subs- idiaries	Annual accounts as per	Cur-	Equity	Net result

		Number	%	%		rency code	(+) or (-) (in units)
Galapagos Biopharma Netherlands					31-12-2022	EUR	660.687	147.996
Foreign company Zernike dreef 16 2333 CL Leiden Netherlands NL860020368B	Registered shares	500.000	100,00	0,00
Galapagos Biopharma Spain S.L.U					31-12-2022	EUR	2.471.683	-474.030
Foreign company Cuatro Torres - Paseo de la Castellana 28046 Madrid Spain ESB67445429	Registered shares	3.000	100,00	0,00
Galapagos Biopharma Italy S.r.l.
Foreign company Via Montenapoleone 29 20121 Milan Italy IT1097290096	Registered shares	50.000	100,00	0,00	31-12-2022	EUR	17.012	113.498
Galapagos Biopharma Germany					31-12-2022	EUR	1.702.095	1.218.862
Foreign company Theresienhoehe 30 80339 Munchen Germany DE326847734	Registered shares	25.000	100,00	0,00
Galapagos Real Estate Netherlands					31-12-2022	EUR	6.316.526	-4.363.772
Foreign company Zernike dreef 16 2333 CL Leiden Netherlands 860584859B01	Registered shares	10.000.000	100,00	0,00
Galapagos Biopharma Denmark ApS Foreign company Sundkrogsgade , Harbour House 21 2100 Copenhagen Denmark 42447242	Registered shares	40.000	100,00	0,00	31-12-2022	DKK	1.883.638	1.445.386

25/57

N°.	0466.460.429	F-cap 6.5.1

PARTICIPATING INTERESTS INFORMATION

PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES

The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company.

NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER	Rights held				Data extracted from the most recent annual accounts
	Nature	Directly		Subs- idiaries	Annual accounts as per	Cur-	Equity	Net result

		Number	%	%		rency code	(+) or (-) (in units)
Galapagos Biopharma Sweden AB
Foreign company Vasagatan 7 10123 Stockholm Sweden 559311454801	Registered shares	25.000	100,00	0,00	31-12-2022	SEK	2.738.807	2.332.521
Galapagos Biopharma Finland Oy
Foreign company Bulevardi , 6th floor 1 00100 Helsinki Finland 32201288	Registered shares	1	100,00	0,00	31-12-2022	EUR	72.004	62.181
Galapagos Biopharma Ireland Ltd					31-12-2022	EUR	28.533	24.026
Foreign company Block 3 Harcourt Centre, Harcourt Road D02A339 Dublin Ireland 3791298BH	Registered shares	1	100,00	0,00
Galapagos Biopharma Norway AS					31-12-2022	NOK	469.649	394.447
Foreign company Munkedamsveien 59B 0270 Oslo Norway 927480654	Registered shares	30.000	100,00	0,00
Galapagos Biopharma Austria Gmbh
Foreign company Schottenring 25 1010 Vienna Austria U77339907	Registered shares	1	100,00	0,00	31-12-2022	EUR	435.343	352.988
Cellpoint BV					31-12-2021	EUR	-624.005	-36.122.337
Private company with limited liability De Limes 7 2342 Oestgeest Netherlands	Registered shares	210.375	100,00	0,00

26/57

N°.	0466.460.429	F-cap 6.5.1

PARTICIPATING INTERESTS INFORMATION

PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES

The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company.

NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER	Rights held				Data extracted from the most recent annual accounts
	Nature	Directly		Subs- idiaries	Annual accounts as per	Cur-	Equity	Net result

		Number	%	%		rency code	(+) or (-) (in units)

27/57

N°.	0466.460.429	F-cap 6.5.2

LIST OF COMPANIES FOR WHICH THE COMPANY HAS UNLIMITED LIABILITY IN THE CAPACITY OF UNLIMITED LIABLE PARTNER OR MEMBER

The annual accounts of each company for which the company has unlimited liability, are being enclosed to and published with these annual accounts, unless the second column contains the reason why this is not the case; this mention is made by referring to the applicable code (A, B, C or D) defined below.

The annual accounts of the mentioned company:

A.	are published by the company by filing them at the National Bank of Belgium;

B.	are actually published by the company in a different member country of the European Union, pursuant to article 16 of directive (EU) 2017/1132;

C.

are being inserted by complete or proportional consolidation into the consolidated annual accounts of the company, drawn up, verified and published in accordance with the stipulations of the Belgian Companies and Associations Code concerning the consolidated annual accounts;

D.	concern a limited partnership (société simple/maatschap).

NAME, full address of the REGISTERED OFFICE, LEGAL FORM and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER	Potential code
Galapagos BV Foreign company Zernikedreef 16 2333 Leiden Netherlands	C
Galapagos Biopharma Netherlands B.V. Foreign company Zernike dreef 16 2333 CL Leiden Netherlands	C
Galapagos Real Estate Netherlands B.V. Foreign company Zernike dreef 16 2333 CL Leiden Netherlands	C

28/57

N°.	0466.460.429	F-cap 6.6

CURRENT INVESTMENTS AND ACCRUALS AND DEFERRED INCOME

	Codes	Period	Preceding period
CURRENT INVESTMENTS - OTHER INVESTMENTS
Shares and investments other than fixed income investments	51
Shares - Book value increased with the uncalled amount	8681
Shares - Uncalled amount	8682
Precious metals and works of art	8683
Fixed-income securities	52
Fixed income securities issued by credit institutions	8684
Term accounts with credit institutions	53	1.593.596.193,52	1.282.508.402,57
With a remaining term or notice
up to one month	8686	55.000.000,00
between one month and one year	8687	1.488.596.193,52	1.282.508.402,57
over one year	8688	50.000.000,00
Other investments not mentioned above	8689	2.042.348.420,63	2.194.808.876,98

			Period
ACCRUALS AND DEFERRED INCOME
Allocation of account 490/1 of assets if the amount is significant
Deferred charges			9.755.400,27
Accrued income			10.236.175,45
Accrued subsidies			474.545,27

29/57

N°.	0466.460.429	F-cap 6.7.1

STATEMENT OF CAPITAL AND SHAREHOLDERS’ STURCTURE

	Codes	Period	Preceding period
STATEMENT OF CAPITAL
Capital
Issued capital at the end of the period	100P	XXXXXXXXXXXXXX	354.582.005,11
Issued capital at the end of the period	(100)	356.111.899,01

	Codes	Period	Number of shares
Modifications during the period
Warranties - March 18th 2022		2.159.600,00	95.500
Warranties - June 20th 2022		1.459.506,60	80.920
Warranties - September 27th 2022		3.076.250,00	107.000
Composition of the capital Share types
Shares without nominal value		356.111.899,01	65.835.511
Registered shares	8702	XXXXXXXXXXXXXX	5.846
Shares dematerialized	8703	XXXXXXXXXXXXXX	65.829.665

	Codes	Uncalled amount	Called up amount, unpaid
Unpaid capital
Uncalled capital	(101)		XXXXXXXXXXXXXX
Called up capital, unpaid	8712	XXXXXXXXXXXXXX
Shareholders that still need to pay up in full

		Codes	Period
Own shares
Held by the company itself
Amount of capital held		8721
Number of shares		8722
Held by a subsidiary
Amount of capital held		8731
Number of shares		8732
Commitments to issuing shares
Owing to the exercise of conversion rights
Amount of outstanding convertible loans		8740
Amount of capital to be subscribed		8741
Corresponding maximum number of shares to be issued		8742
Owing to the exercise of subscription rights
Number of outstanding subscription rights		8745	10.810.857
Amount of capital to be subscribed		8746	58.477.176,80
Corresponding maximum number of shares to be issued		8747	10.810.857
Authorised capital not issued		8751	24.889.284,17

30/57

N°.	0466.460.429	F-cap 6.7.1

	Codes	Period
Shares issued, non-representing capital
Distribution
Number of shares	8761
Number of voting rights attached thereto	8762
Allocation by shareholder
Number of shares held by the company itself	8771
Number of shares held by its subsidiaries	8781

		Period
ADDITIONAL NOTES REGARDING CONTRIBUTIONS (INCLUDING CONTRIBUTIONS IN THE FORM OF SERVICES OR KNOW-HOW)

31/57

N°.	0466.460.429	F-cap 6.7.2

SHAREHOLDERS’ STRUCTURE OF THE COMPANY AT YEAR-END CLOSING DATE

As reflected in the notifications received by the company pursuant to article 7:225 of the Belgian Companies and Associations Code, article 14 fourth paragraph of the law of 2 May 2007 on the publication of major holdings and article 5 of the Royal Decree of 21 August 2008 on further rules for certain multilateral trading facilities.

NAME of the person(s) who hold rights of the company, together with the ADDRESS (of the registered office, in the case of a legal person) and the COMPANY REGISTRATION NUMBER, in the case of a company

governed by Belgian law

	Rights held
	Nature	Number of voting rights		%
		Attached to securities	Not attached to securities

Gilead Therapeutics A1 Unlimited Company 70 Sir John Rogerson’s Quay, Dublin 2, Ireland	Dematerialized shares	16.707.477		25,38%

Van Herk Investments B.V. Lichtenauerlaan 30, 3062 ME Rotterdam, NL	Dematerialized shares	4.635.672		7,04%

EcoR1 Capital LLC 357 Tehema Street, Suite 3, San Francisco, CA 94103, United States of America	Dematerialized shares	3.407.246		5,18%

FMR LLC The Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801	Dematerialized shares	3.884.633		5,93%

Total shares            65.835.511,00

32/57

N°.	0466.460.429	F-cap 6.8

PROVISIONS FOR OTHER LIABILITIES AND CHARGES

Period
ALLOCATION OF ACCOUNT 164/5 OF LIABILITIES IF THE AMOUNT IS SIGNIFICANT
Provision for bonusses	7.772.319,83
Tax recovery mechanism	1.979.326,89

33/57

N°.	0466.460.429	F-cap 6.9

STATEMENT OF AMOUNTS PAYABLE AND ACCRUALS AND DEFERRED INCOME (LIABILITIES)

	Codes	Period
BREAKDOWN OF AMOUNTS PAYABLE WITH AN ORIGINAL TERM OF MORE THAN ONE YEAR, ACCORDING TO THEIR RESIDUAL MATURITY
Current portion of amounts payable after more than one year falling due within one year
Financial debts	8801
Subordinated loans	8811
Unsubordinated debentures	8821
Leasing and other similar obligations	8831
Credit institutions	8841
Other loans	8851
Trade debts	8861
Suppliers	8871
Bills of exchange payable	8881
Advance payments on contracts in progress	8891
Other amounts payable	8901
Total current portion of amounts payable after more than one year falling due within one year	(42)
Amounts payable with a remaining term of more than one year, yet less than 5 years
Financial debts	8802
Subordinated loans	8812
Unsubordinated debentures	8822
Leasing and other similar obligations	8832
Credit institutions	8842
Other loans	8852
Trade debts	8862
Suppliers	8872
Bills of exchange payable	8882
Advance payments on contracts in progress	8892
Other amounts payable	8902
Total amounts payable with a remaining term of more than one year, yet less than 5 years	8912
Amounts payable with a remaining term of more than 5 years
Financial debts	8803
Subordinated loans	8813
Unsubordinated debentures	8823
Leasing and other similar obligations	8833
Credit institutions	8843
Other loans	8853
Trade debts	8863
Suppliers	8873
Bills of exchange payable	8883
Advance payments on contracts in progress	8893
Other amounts payable	8903
Amounts payable with a remaining term of more than 5 years	8913

34/57

N°.	0466.460.429	F-cap 6.9

	Codes	Period
AMOUNTS PAYABLE GUARANTEED (included in accounts 17 and 42/48 of liabilities)
Amounts payable guaranteed by the Belgian government agencies
Financial debts	8921
Subordinated loans	8931
Unsubordinated debentures	8941
Leasing and other similar obligations	8951
Credit institutions	8961
Other loans	8971
Trade debts	8981
Suppliers	8991
Bills of exchange payable	9001
Advance payments on contracts in progress	9011
Remuneration and social security	9021
Other amounts payable	9051
Total of the amounts payable guaranteed by the Belgian government agencies	9061
Amounts payable guaranteed by real securities given or irrevocably promised by the company on its own assets
Financial debts	8922
Subordinated loans	8932
Unsubordinated debentures	8942
Leasing and other similar obligations	8952
Credit institutions	8962
Other loans	8972
Trade debts	8982
Suppliers	8992
Bills of exchange payable	9002
Advance payments on contracts in progress	9012
Taxes, remuneration and social security	9022
Taxes	9032
Remuneration and social security	9042
Other amounts payable	9052
Total amounts payable guaranteed by real securities given or irrevocably promised by the company on its own assets	9062

	Codes	Period
TAXES, REMUNERATION AND SOCIAL SECURITY
Taxes (headings 450/3 and 178/9 of liabilities)
Outstanding tax debts	9072
Accruing taxes payable	9073	2.045.671,99
Estimated taxes payable	450
Remuneration and social security (headings 454/9 and 178/9 of liabilities)
Amounts due to the National Social Security Office	9076
Other amounts payable in respect of remuneration and social security	9077	23.596.477,31

35/57

N°.	0466.460.429	F-cap 6.9

Period
ACCRUALS AND DEFERRED INCOME
Allocation of heading 492/3 of liabilities if the amount is significant
Accrued charges	658.117,53
Deferred income	1.872.434.570,78
Deferred subsidies	401.985,89
Deferred tax credit	2.320.609,28

36/57

N°.	0466.460.429	F-cap 6.10

OPERATING RESULTS

	Codes	Period	Preceding period
OPERATING INCOME
Net turnover
Allocation by categories of activity
Research & development		418.495.174,45	504.765.766,17
Allocation by geographical market
US - United States		355.933.790,09	455.996.790,43
FR - France		1.061.116,70	617.822,68
DE - Germany		0,00	73.370,17
LU - Luxemburg		0,00	201,60
BS - Bahama’s		32.218.165,73	45.945.880,60
BE - Belgium		17.377.286,89	1.314.477,90
NL - The Netherlands		497.511,84	132.995,59
ES - Spain		513.166,04	16.779,71
GB - United Kingdom		1.475.413,00	205.413,30
IE - Ireland		437.798,23	48.750,00
IT - Italy		1.246.643,07	413.284,19
AT - Austria		2.471.940,10
CH - Switserland		55.838,67
Fi - Finland		264.843,47
SE - Sweden		2.745.974,24
No - Norway		2.195.686,38
Other operating income
Operating subsidies and compensatory amounts received from public authorities	740	1.804.326,65	7.334.059,77
OPERATING CHARGES
Employees for whom the company submitted a DIMONA declaration or who are recorded in the general personnel register
Total number at the closing date	9086	442	460
Average number of employees calculated in full-time equivalents	9087	432,6	486,5
Number of actual hours worked	9088	720.120	821.185
Personnel costs
Remuneration and direct social benefits	620	59.050.615,07	51.904.175,20
Employers’ contribution for social security	621	12.402.667,84	12.065.178,06
Employers’ premiums for extra statutory insurance	622	2.558.185,67	3.157.632,49
Other personnel costs	623	3.760.651,67	3.232.932,08
Retirement and survivors’ pensions	624

37/57

N°.	0466.460.429	F-cap 6.10

			Codes	Period	Preceding period
Provisions for pensions and similar obligations
Appropriations (uses and write-backs)	(+	)/(-)	635
Depreciations
On stock and contracts in progress
Recorded			9110	1.239.142,18
Written back			9111
On trade debtors
Recorded			9112		7.918,89
Written back			9113
Provisions for liabilities and charges
Appropriations			9115	866.213,88
Uses and write-backs			9116		2.325.058,70
Other operating charges
Taxes related to operation			640	4.041.672,91	6.001.666,49
Other			641/8	98.107.447,13	114.702.066,14
Hired temporary staff and personnel placed at the company’s disposal
Total number at the closing date			9096
Average number calculated in full-time equivalents			9097	6,5	1,5
Number of actual hours worked			9098	3.238	3.181
Costs to the company			617	84.786,53	77.814,29

38/57

N°.	0466.460.429	F-cap 6.11

FINANCIAL RESULTS

	Codes	Period	Preceding period
RECURRING FINANCIAL INCOME
Other financial income
Subsidies paid by public authorities, added to the profit and loss account
Capital subsidies	9125
Interest subsidies	9126
Allocation of other financial income
Exchange differences realized	754	13.265.513,23
Other
Realized exchange gains			3.492.091,49
Other financial gains		31.623,18	2.226.830,77
Unrealized exchange gains		89.296.991,42	76.997.360,15
RECURRING FINANCIAL CHARGES
Depreciation of loan issue expenses	6501
Capitalised interests	6502	2.197.496,34
Depreciations on current assets
Recorded	6510		6.403.525,27
Written back	6511
Other financial charges
Amount of the discount borne by the company, as a result of negotiating amounts receivable	653	125,20
Provisions of a financial nature
Appropriations	6560
Uses and write-backs	6561
Allocation of other financial costs
Exchange differences realized	654	9.927.653,76
Results from the conversion of foreign currencies	655
Other
Unrealized exchange losses		37.714.314,79	6.519.022,90
Bank charges		615.691,71	680.918,94
Payment differences		1.703,25	890,73
Other financial charges		1.619.152,85	11.888,71

39/57

N°.	0466.460.429	F-cap 6.12

INCOME AND CHARGES OF EXCEPTIONAL SIZE OR FREQUENCY

		Codes		Period	Preceding period
NON-RECURRING INCOME		76		19.000,00	33.471.012,00
Non-recurring operating income		(76A	)	19.000,00
Write-back of depreciation and of amounts written off intangible and tangible fixed assets		760
Write-back of provisions for extraordinary operating liabilities and charges		7620
Capital profits on disposal of intangible and tangible fixed assets		7630		19.000,00
Other non-recurring operating income		764/8
Non-recurring financial income		(76B	)	0,00	33.471.012,00
Write-back of amounts written down financial fixed assets		761
Write-back of provisions for extraordinary financial liabilities and charges		7621
Capital profits on disposal of financial fixed assets		7631			33.471.012,00
Other non-recurring financial income		769
NON-RECURRING CHARGES		66		36.854.421,48	16.398.135,09
Non-recurring operating charges		(66A	)	36.854.421,48	4.067.993,43
Non-recurring depreciation of and amounts written off formation expenses, intangible and tangible fixed assets		660		35.566.301,65	634.646,46
Provisions for extraordinary operating liabilities and charges: appropriations (uses)	(+)/(-)	6620
Capital losses on disposal of intangible and tangible fixed assets		6630		288.119,83	3.433.346,97
Other non-recurring operating charges		664/7		1.000.000,00
Non-recurring operating charges carried to assets as restructuring costs	(-)	6690
Non-recurring financial charges		(66B	)	0,00	12.330.141,66
Amounts written off financial fixed assets		661			12.330.141,66
Provisions for extraordinary financial liabilities and charges - appropriations (uses)	(+)/(-)	6621
Capital losses on disposal of financial fixed assets		6631
Other non-recurring financial charges		668
Non-recurring financial charges carried to assets as restructuring costs	(-)	6691

40/57

N°.	0466.460.429	F-cap 6.13

TAXES

		Codes	Period
INCOME TAXES
Income taxes on the result of the period		9134	177.909,74
Income taxes paid and withholding taxes due or paid		9135	162.088,87
Excess of income tax prepayments and withholding taxes paid recorded under assets		9136	162.088,87
Estimated additional taxes		9137	177.909,74
Income taxes on the result of prior periods		9138	18.886,82
Additional income taxes due or paid		9139	18.886,82
Additional income taxes estimated or provided for		9140
Major reasons for the differences between pre-tax profit, as it results from the annual accounts, and estimated taxable profit
Non-deductible expenses			5.365.343,54
Tax credit			-17.346.703,58
Excess depreciations			-59.904.601,05
Exemption regional contributions			-1.804.326,65

			Period
Influence of non-recurring results on income taxes on the result of the period

		Codes	Period
Sources of deferred taxes
Deferred taxes representing assets		9141	1.761.738.121,76
Accumulated tax losses deductible from future taxable profits		9142	771.545.855,69
Other deferred taxes representing assets
Investment deduction			966.347,93
Deduction for innovation income			346.203.444,31
Excess depreciations			624.333.425,30
DBI			18.689.048,54
Deferred taxes representing liabilities		9144
Allocation of deferred taxes representing liabilities

	Codes	Period	Preceding period
VALUE-ADDED TAXES AND TAXES BORNE BY THIRD PARTIES
Value-added taxes charged
To the company (deductible)	9145	29.346.606,12	22.259.517,92
By the company	9146	11.975.601,66	4.652.824,78
Amounts withheld on behalf of third party by way of
Payroll withholding taxes	9147	29.561.849,07	27.024.905,18
Withholding taxes on investment income	9148

41/57

N°.	0466.460.429	F-cap 6.14

RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

	Codes	Period
PERSONAL GUARANTEES PROVIDED OR IRREVOCABLY PROMISED BY THE COMPANY AS SECURITY FOR DEBTS AND COMMITMENTS OF THIRD PARTIES	9149	4.066.328,05

Of which
Bills of exchange in circulation endorsed by the company	9150
Bills of exchange in circulation drawn or guaranteed by the company	9151
Maximum amount for which other debts or commitments of third parties are guaranteed by the company	9153	4.066.328,05
REAL GUARANTEES
Real guarantees provided or irrevocably promised by the company on its own assets as security of debts and commitments of the company
Mortgages
Book value of the immovable properties mortgaged	91611
Amount of registration	91621
For irrevocable mortgage mandates, the amount for which the agent can take registration	91631
Pledging of goodwill
Maximum amount up to which the debt is secured and which is the subject of registration	91711
For irrevocable mandates to pledge goodwill, the amount for which the agent can take the inscription	91721
Pledging of other assets or irrevocable mandates to pledge other assets
Book value of the immovable properties mortgaged	91811
Maximum amount up to which the debt is secured	91821
Guarantees provided or irrevocably promised on future assets
Amount of assets in question	91911
Maximum amount up to which the debt is secured	91921
Vendor’s privilege
Book value of sold goods	92011
Amount of the unpaid price	92021

42/57

N°.	0466.460.429	F-cap 6.14

	Codes	Period
Real guarantees provided or irrevocably promised by the company on its own assets as security of debts and commitments of third parties
Mortgages
Book value of the immovable properties mortgaged	91612
Amount of registration	91622
For irrevocable mortgage mandates, the amount for which the agent can take registration	91632
Pledging of goodwill
Maximum amount up to which the debt is secured and which is the subject of registration	91712
For irrevocable mandates to pledge goodwill, the amount for which the agent can take the inscription	91722
Pledging of other assets or irrevocable mandates to pledge other assets
Book value of the immovable properties mortgaged	91812
Maximum amount up to which the debt is secured	91822
Guarantees provided or irrevocably promised on future assets
Amount of assets in question	91912
Maximum amount up to which the debt is secured	91922
Vendor’s privilege
Book value of sold goods	92012
Amount of the unpaid price	92022

	Codes	Period
GOODS AND VALUES, NOT REFLECTED IN THE BALANCE SHEET, HELD BY THIRD PARTIES IN THEIR OWN NAME BUT FOR THE BENEFIT AND AT THE RISK OF THE COMPANY
SUBSTANTIAL COMMITMENTS TO ACQUIRE FIXED ASSETS
Commitments to the purchase of tangible and intangible assets		418.983,98
SUBSTANTIAL COMMITMENTS TO DISPOSE OF FIXED ASSETS
FORWARD TRANSACTIONS
Goods purchased (to be received)	9213
Goods sold (to be delivered)	9214
Currencies purchased (to be received)	9215
Currencies sold (to be delivered)	9216

		Period
COMMITMENTS RELATING TO TECHNICAL GUARANTEES IN RESPECT OF SALES OR SERVICES

		Period
AMOUNT, NATURE AND FORM CONCERNING LITIGATION AND OTHER IMPORTANT COMMITMENTS

43/57

N°.	0466.460.429	F-cap 6.14

SETTLEMENT REGARDING THE COMPLEMENTARY RETIREMENT OR SURVIVORS’ PENSION FOR PERSONNEL AND BOARD MEMBERS

Brief description

Galapagos NV has a group insurance and guaranteed income insurance in favor of their personnel and directors. Galapagos NV carries all costs related to these insurances. The amount of the premium contribution was 2.838 K EUR in 2022.

Measures taken to cover the related charges

	Code	Period
PENSIONS FUNDED BY THE COMPANY ITSELF
Estimated amount of the commitments resulting from past services	9220
Methods of estimation

Galapagos NV has a group insurance and guaranteed income insurance in favor of their personnel and directors. Galapagos NV carries all costs related to these insurances. The amount of the premium contribution was 2.838 K EUR in 2022.

		Period
NATURE AND FINANCIAL IMPACT OF SIGNIFICANT EVENTS AFTER THE CLOSING DATE not reflected in the balance sheet or income statement

		Period
COMMITMENTS TO PURCHASE OR SALE AVAILABLE TO THE COMPANY AS ISSUER OF OPTIONS FOR SALE OR PURCHASE

		Period
NATURE, COMMERCIAL OBJECTIVE AND FINANCIAL CONSEQUENCES OF TRANSACTIONS NOT REFLECTED IN THE BALANCE SHEET
If the risks and benefits resulting from such transactions are of any meaning and if publishing such risks and benefits is necessary to appreciate the financial situation of the company

		Period
OTHER RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET (including those that cannot be calculated)

44/57

N°.	0466.460.429	F-cap 6.15

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

	Codes	Period	Preceding period
AFFILIATED COMPANIES
Financial fixed assets	(280/1)	247.851.398,60	41.892.808,95
Participating interests	(280)	154.642.557,95	41.892.808,95
Subordinated amounts receivable	9271	93.208.840,65
Other amounts receivable	9281
Amounts receivable	9291	64.503.785,72	97.835.332,02
Over one year	9301
Within one year	9311	64.503.785,72	97.835.332,02
Current investments	9321
Shares	9331
Amounts receivable	9341
Amounts payable	9351	230.595.113,48	170.851.849,85
Over one year	9361
Within one year	9371	230.595.113,48	170.851.849,85
Personal and real guarantees
Provided or irrevocably promised by the company as security for debts or commitments of affiliated companies	9381	1.950.736,87	62.085.180,81
Provided or irrevocably promised by affiliated companies as security for debts or commitments of the company	9391
Other significant financial commitments	9401
Financial results
Income from financial fixed assets	9421	10.500.000,00	582,94
Income from current assets	9431
Other financial income	9441	3.591.036,12	161.599,65
Debt charges	9461		0,00
Other financial charges	9471
Disposal of fixed assets
Capital profits realised	9481
Capital losses realised	9491

45/57

N°.	0466.460.429	F-cap 6.15

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

	Codes	Period	Preceding period
ASSOCIATED COMPANIES
Financial fixed assets	9253
Participating interests	9263
Subordinated amounts receivable	9273
Other amounts receivable	9283
Amounts receivable	9293
Over one year	9303
Within one year	9313
Amounts payable	9353
Over one year	9363
Within one year	9373
Personal and real guarantees
Provided or irrevocably promised by the company as security for debts or commitments of affiliated companies	9383
Provided or irrevocably promised by affiliated companies as security for debts or commitments of the company	9393
Other significant financial commitments	9403
COMPANIES LINKED BY PARTICIPATING INTERESTS
Financial fixed assets	9252	1,00	1,00
Participating interests	9262	1,00	1,00
Subordinated amounts receivable	9272
Other amounts receivable	9282
Amounts receivable	9292
Over one year	9302
Within one year	9312
Amounts payable	9352
Over one year	9362
Within one year	9372

46/57

N°.	0466.460.429	F-cap 6.15

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

Period
TRANSACTIONS WITH AFFILIATED PARTIES BEYOND NORMAL MARKET CONDITIONS

Mention of these transactions if they are significant, including the amount of the transactions, the nature of the link, and all information about the transactions that should be necessary to get a better understanding of the financial situation of the company

Due to the absence of legal criteria that allow transactions with affiliated parties beyond normal market conditions to be enumerated, no transactions were included in F-cap 6.15.

47/57

N°.	0466.460.429	F-cap 6.16

FINANCIAL RELATIONSHIPS WITH

	Codes	Period

DIRECTORS AND MANAGERS, INDIVIDUALS OR LEGAL PERSONS WHO CONTROL THE COMPANY DIRECTLY OR INDIRECTLY WITHOUT BEING ASSOCIATED THEREWITH, OR OTHER COMPANIES CONTROLLED DIRECTLY OR INDIRECTLY BY THESE PERSONS

Amounts receivable from these persons	9500
Principal conditions regarding amounts receivable, rate of interest, duration, any amounts repaid, cancelled or written off
Guarantees provided in their favour	9501
Other significant commitments undertaken in their favour	9502

Amount of direct and indirect remunerations and pensions, reflected in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single identifiable person

To directors and managers	9503	13.845.009,67
To former directors and former managers	9504

	Codes	Period
THE AUDITOR(S) AND THE PERSONS WHOM HE (THEY) IS (ARE) COLLABORATING WITH
Auditors’ fees	9505	1.058.188,04
Fees for exceptional services or special assignments executed within the company by the auditor
Other audit assignments	95061	26.884,74
Tax consultancy assignments	95062
Other assignments beyond the audit	95063	429.471,89
Fees for exceptional services or special assignments executed within the company by people the auditor(s) is (are collaborating with
Other audit assignments	95081
Tax consultancy assignments	95082
Other assignments beyond the audit	95083

Mentions related to article 3:64, § 2 and § 4 of the Belgian Companies and Associations Code

48/57

N°.	0466.460.429	F-cap 6.18.1

DECLARATION WITH REGARD TO THE CONSOLIDATED ANNUAL ACCOUNTS

INFORMATION TO DISCLOSE BY EACH COMPANY GOVERNED BY THE BELGIAN COMPANIES AND ASSOCIATIONS CODE ON THE CONSOLIDATED ANNUAL ACCOUNTS

The company has prepared and published consolidated annual accounts and a consolidated annual report*

Name, full address of the registered office and, if it concerns companies under Belgian law, the company registration number of the parent company(ies) and the indication if this (these) parent company(ies) prepares (prepare) and publishes (publish) consolidated annual accounts, in which the annual accounts are included by means of consolidation**:

If the parent company(ies) is (are) (a) company(ies) governed by foreign law, the location where the abovementioned annual accounts are available**:

*	Strike out what does not apply.
**

Where the annual accounts of the company are consolidated at different levels, the information should be given, on the one hand at the highest and on the other at the lowest level of companies of which the company is a subsidiary and for which consolidated accounts are prepared and published.

49/57

N°.	0466.460.429	F-cap 6.18.2

FINANCIAL RELATIONSHIPS OF THE GROUP THE COMPANY IS IN CHARGE OF IN BELGIUM WITH THE AUDITOR(S) AND THE PERSONS WITH WHOM HE (THEY) IS (ARE) LINKED

	Codes	Period
Mentions related to article 3:65, § 4 and § 5 of the Belgian Companies and Associations Code
Fees to auditors according to the mandate at the group level led by the company publishing the information	9507	1.127.098,04
Fees for exceptional services or special missions executed by the auditor(s) at this group
Other audit assignments	95071	26.884,74
Tax consultancy assignments	95072
Other assignments beyond the audit	95073
Fees to people auditors are linked to according to the mandate at the group level led by the company publishing the information	9509
Fees for exceptional services or special assignments executed at this group by people the auditor(s) is (are) linked to
Other audit assignments	95091
Tax consultancy assignments	95092
Other assignments beyond the audit	95093	429.471,89

Mentions related to article 3:64, § 2 and § 4 of the Belgian Companies and Associations Code

50/57

N°.	0466.460.429	F-cap 6.19

VALUATION RULES

The valuation rules were prepared in accordance with the provisions of Chapter II of the Royal Decree of January 30, 2001 related to corporate financial statements and are valid for evaluating all assets, receivables, payables and obligations of the company.

Any changes will be submitted in advance to the Board of Directors for approval.

The current rules have been established and the evaluation rules are being carried in view of the continuation of the company.

Summary of Valuation Rules:

1. Fixed assets

(a) Intangible assets

The company invests in research and development projects. Research and development expenses are, as of fiscal year 2010, recorded on the assets only to the extent that their cost does not exceed a prudent estimate of their value in use or their future return for the company and amortized over a 3-year period through fiscal year 2015. As from fiscal year 2016 research and development costs that do not qualify as part of a development phase are recorded on the assets and fully amortized in the same fiscal year (according to CBN Opinions 2016/16 and 2016/27).

Research and development in progress acquired through licensing agreements, business combinations, collaboration agreements or separate acquisitions are recognized as intangible assets if they are separately identifiable, controlled by us and can generate economic benefit. Since there is a consideration that for separately acquired research and development assets the probability criterion is met, upfront and success payments to third parties for products or drug candidates for which approval has not yet been received have been recognized as intangible assets. We consider these intangible fixed assets not yet available for use until the underlying asset is approved and commercially launched.

As from approval for commercialization of the underlying asset, depreciation is recorded and the asset will be depreciated over its useful life.

Licenses, patents and know-how are amortized on a straight-line basis over the useful life (usually between 5 and 20 years). Other intangible assets, including acquired intellectual property, are recorded at acquisition cost. These assets are depreciated on a straight-line basis over their estimated useful lives as soon as they are ready for their intended use. They are included in the assets to the extent that their net book value does not exceed a prudent estimate of their value in use or their future returns for the company.

(b) Tangible fixed assets

Property, plant and equipment are recorded at cost. Depreciation is on a straight-line basis, taking into account the economic life of the assets.

•	Lab material: 5-10 years

•	IT hardware and software: 3-5 years

•	Furniture and rolling stock: 5-10 years

3. Trade receivables

Trade receivables are recorded at face value. Foreign currency receivables are translated at the exchange rate valid at the balance sheet date. Exchange differences are recognized in the income statement.

When collection becomes doubtful, a provision is made for doubtful debtors.

4. Stocks

Raw materials, auxiliary materials and trade goods are valued at acquisition cost.

Work in progress and finished goods are valued at cost.

Cost includes, in addition to direct production and material costs, a proportionate share of depreciation and amortization of assets that were used in the production process used.

Inventories are valued using the FIFO method. If the acquisition cost or cost exceeds the net realizable value, valuation at the lower net realizable value is applied. Net realizable value is equal to the estimated normal sales price, less estimated completion costs and estimated costs required to make the sale.

5. Cash investments and liquid assets

Deposits with financial institutions are valued at nominal value. Securities are valued at acquisition cost.

Additional costs are immediately charged to earnings. Write-downs are recorded if the realization value at the balance sheet date is less than the amount previously recorded.

Foreign currency balances are translated at the exchange rate valid at the balance sheet date. Exchange differences are recorded in the income statement.

6. Provisions for other risks and costs.

This included this year’s provisions for restricted stock units following the 2018/16 CBN opinion and this reasoning was upheld for the deferred management bonus.

7. Revenue

Revenue to date consists primarily of success payments, license fees, and prepayments obtained from collaboration agreements. The Company also generates revenues from various research and development incentives and grants.

Cooperation agreements with the Company’s commercial partners for activities related to research and development generally include non-refundable prepayments received; success payments, whose receipt depends on the achievement of certain clinical, regulatory or commercial milestones; license fees and royalties on selling.

In case of revenue recognition staggered over time, the unrecognized portion is recorded as revenue carried forward.

51/57

N°.	0466.460.429	F-cap 6.19

VALUATION RULES

The revenue recognition policy can be summarized as follows:

(a) Prepayments received

Non-refundable prepayments received in connection with cooperative research agreements and development are spread and recognized over the relevant and desired period of the company’s performance commitment. Payments and company involvement are contractually defined by phase. At the outset, Management makes a estimate of the duration of the company’s involvement, as well as the costs related to the project. Prepayments are recognized over the expected period of engagement, either on a straight-line basis or based on costs incurred in the framework of the project if these costs can be reliably estimated. Periodically, the Company reviews the estimated time and cost for the project and adjusts the period over which revenue is spread.

(b) Success payments

A success payment is included in the transaction price only when there is a substantial likelihood that a material reversal of cumulative recognized revenue will not occur.

Success payments that are not irrevocable, substantial or proportionate, are recognized as revenue to be carried forward. Revenue from these activities can vary greatly from period to period due to the timing of the success payment.

(c) Licenses

Revenues arising from licenses limited in time are spread over the period covered by the license, which increases the obligation of the license reflects over that term, to update the content and ensure continuous updating.

Proceeds from perpetual licenses are recognized immediately upon sale to the extent that there are no further obligations.

(d) Royalty agreements

Royalty income is recognized when the Company can estimate the amount with reasonable certainty and a reasonable assurance of collectability exists. As a result, the company is generally going to recognize royalties in the period that the licensee reported the royalties to the company through royalty reports, i.e., the royalty income is normally recognized only retrospectively, after the period in which sales by the licensee have occurred. Under this accounting rule, revenues arising from royalties included in the reporting of the company are not based on an estimate by the company but are typically reported in the same period as the obtained payment from the licensee.

(e) Grants and R&D support measures.

Because the company participates extensively in research and development activities, the company also benefits from multiple subsidies and R&D support measures from certain government agencies. These subsidies and R&D support measures are generally used to partially reimburse approved research and development costs. They are therefore credited to the earnings, under other income (excluding tax credit for research and development costs), when the relevant expenditures have been made and reasonable certainty exists about the subsidies (to be) received and R&D support measures.

8. Continuity

To date, we have incurred significant operating losses, which is reflected in the balance sheet. However, we believe that our existing short-term financial investments, cash and cash equivalents at December 31, 2022 will enable us to fund our operating costs and capital expenditures for at least the next 12 months. The Board of Directors is also of the opinion that additional funding—if needed—can be obtained. Taking this into account, as well as the potential developments in our drug discovery and development activities, the Board of Directors believes that they can present the financial statements on a going concern basis. Although our short-term financial investments, cash and cash equivalents are sufficiently high for at least the next 12 months, the Board of Directors points out that if R&D activities go well, we will could seek additional funding to support the ongoing development of our products or to support other business opportunities.

52/57

N°.	0466.460.429	F-cap 6.20

OTHER INFORMATION TO DISCLOSE

A comfort letter was provided to Galapagos Real Estate Belgium B.V.

53/57

N°.	0466.460.429	F-cap 10

SOCIAL BALANCE SHEET

Numbers of the joint industrial committees competent for the company:	207

STATEMENT OF THE PERSONS EMPLOYED

EMPLOYEES FOR WHOM THE COMPANY SUBMITTED A DIMONA DECLARATION OR WHO ARE RECORDED IN THE GENERAL PERSONNEL REGISTER

During the period	Codes	Total	1. Men	2. Women
Average number of employees
Full-time	1001	372,9	165,2	207,7
Part-time	1002	73,3	14,5	58,8
Total in full-time equivalents (FTE)	1003	432,6	176,6	256,0
Number of actual hours worked
Full-time	1011	620.760	278.424	342.336
Part-time	1012	99.360	19.142	80.218
Total	1013	720.120	297.566	422.554
Personnel costs
Full-time	1021	68.009.426,21	34.535.868,72	33.473.557,49
Part-time	1022	9.762.694,04	2.186.004,77	7.576.689,27
Total	1023	77.772.120,25	36.721.873,49	41.050.246,76
Benefits in addition to wages	1033	567.933,27	232.741,71	335.191,56

During the preceding period	Codes	P. Total	1P. Men	2P. Women
Average number of employees in FTE	1003	486,5	200,9	285,6
Number of actual hours worked	1013	821.185	346.335	474.850
Personnel costs	1023	70.359.917,83	29.055.102,76	41.304.815,07
Benefits in addition to wages	1033	644.893,29	270.276,12	374.617,17

54/57

N°.	0466.460.429	F-cap 10

EMPLOYEES FOR WHOM THE COMPANY SUBMITTED A DIMONA DECLARATION OR WHO ARE RECORDED IN THE GENERAL PERSONNEL REGISTER (continuation)

At the closing date of the period	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees	105	367	75	428,1
By nature of the employment contract
Contract for an indefinite period	110	367	75	428,1
Contract for a definite period	111
Contract for the execution of a specifically assigned work	112
Replacement contract	113
According to gender and study level
Men	120	162	15	173,8
primary education	1200	27		27,0
secondary education	1201	9	1	9,8
higher non-university education	1202	21	5	24,8
university education	1203	105	9	112,2
Women	121	205	60	254,3
primary education	1210	19	3	21,4
secondary education	1211	5	2	6,3
higher non-university education	1212	46	16	58,8
university education	1213	135	39	167,8
By professional category
Management staff	130
Salaried employees	134	367	75	428,1
Hourly employees	132
Other	133

HIRED TEMPORARY STAFF AND PERSONNEL PLACED AT THE DISPOSAL OF THE COMPANY

During the period	Codes	1. Hired temporary staff	2. Hired temporary staff and personnel placed at the company’s disposal
Average number of persons employed	150	6,5
Number of actual hours worked	151	3.238
Costs to the company	152	84.786,53

55/57

N°.	0466.460.429	F-cap 10

LIST OF PERSONNEL MOVEMENTS DURING THE PERIOD

	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
ENTRIES
Number of employees for whom the company submitted a DIMONA declaration or who have been recorded in the general personnel register during the period	205	47	2	48,6
By nature of the employment contract
Contract for an indefinite period	210	47	2	48,6
Contract for a definite period	211
Contract for the execution of a specifically assigned work	212
Replacement contract	213

	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
DEPARTURES
Number of employees whose contract-termination date has been included in the DIMONA declaration or in the general personnel register during the period	305	62	5	66,1
By nature of the employment contract
Contract for an indefinite period	310	62	5	66,1
Contract for a definite period	311
Contract for the execution of a specifically assigned work	312
Replacement contract	313
By reason of termination of contract
Retirement	340	2		2,0
Unemployment with extra allowance from enterprise	341
Dismissal	342	8	1	8,8
Other reason	343	52	4	55,3
Of which: the number of persons who continue to render services to the company at least halftime on a self-employment basis	350

56/57

N°.	0466.460.429	F-cap 10

INFORMATION ON TRAINING PROVIDED TO EMPLOYEES DURING THE PERIOD

	Codes	Men	Codes	Women
Total of initiatives of formal professional training at the expense of the employer
Number of employees involved	5801		5811
Number of actual training hours	5802		5812
Net costs for the company	5803		5813
of which gross costs directly linked to training	58031		58131
of which contributions paid and payments to collective funds	58032		58132
of which grants and other financial advantages received (to deduct)	58033		58133
Total of initiatives of less formal or informal professional training at the expense of the employer
Number of employees involved	5821	177	5831	256
Number of actual training hours	5822	3.339	5832	6.228
Net costs for the company	5823	432.927,54	5833	964.746,92
Total of initial initiatives of professional training at the expense of the employer
Number of employees involved	5841		5851
Number of actual training hours	5842		5852
Net costs for the company	5843		5853

57/57